EXHIBIT 99.4

EXECUTION COPY

EXCHANGE AND STOCK PURCHASE AGREEMENT

This EXCHANGE AND STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 24th day of February, 2012 by and among TGR CAPITAL, LLC, a Florida limited liability company (“Seller”), Mike Zoi (“Zoi”), and MARK GLOBAL CORPORATION, a company organized under the laws of the British Virgin Islands (“Buyer”).

WHEREAS, Seller currently owns (i) 402,263,749 shares of the common stock, par value $.001 per share (the “Company Common Stock”) of Net Element, Inc., a Delaware corporation (the “Company”), representing 53.80% of the issued and outstanding shares of the Company Common Stock, and (ii) warrants to purchase 100,000,000 shares of the Company Common Stock, the shares and warrants set forth in items (i) and (ii) above collectively representing 49.68% of the outstanding Company Common Stock on a fully diluted basis;

WHEREAS, Zoi indirectly owns 100% of the outstanding membership interests in Seller;

WHEREAS, Buyer has previously purchased a convertible note with an aggregate principal of Fifteen Million Dollars ($15,000,000) issued by Seller (the “Note”); and

WHEREAS, Buyer desires to buy from Seller, and Seller desires to sell to Buyer, 200,000,000 shares of Company Common Stock (the “Purchased Shares”) at a purchase price of $0.15 per share, representing 26.75% of the outstanding Company Common Stock (or 19.78% of the outstanding Company Common Stock on a fully diluted basis) in exchange for the cancellation of the Note and Fifteen Million Dollars ($15,000,000) (collectively the “Purchase Price”).

NOW, THEREFORE, for and in consideration of the agreements, covenants and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Transfer of Purchased Shares.

(a) On the first (1st) business day immediately following the occurrence of both (i) the consummation of the transactions contemplated by that certain Subscription Agreement, dated February 23, 2012, by and between the Company and Kenges Rakishev and (ii) the execution of the Shareholder Rights Agreement, in the form attached hereto as Exhibit 1 (the “Shareholder Rights Agreement”), by all of the parties thereto, Buyer shall purchase from Seller, and Seller shall sell to Buyer, pursuant to the terms of this Agreement, the Purchased Shares. On such first (1st) business day, (x) Buyer shall deliver to Seller Fifteen Million Dollars ($15,000,000) in cash by wire transfer of immediately available funds to Seller’s bank account as set forth in Exhibit A hereto and evidence of the cancellation of the Note and (y) Seller shall deliver to Buyer the original stock certificate in the name of Buyer representing the Purchased Shares.

(b) Seller acknowledges and understands that following the consummation of the purchase and sale of the Purchased Shares contemplated by Section 1(a) above, Seller will have no further interest in the Purchased Shares.

2.	Representations of Zoi and Seller. Zoi and Seller, jointly and severally, hereby represent and warrant to Buyer as follows:

2.1.	Organization and Standing. Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Seller has full power and authority and all necessary government approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted, and is duly qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except that where any such failure has not had, or could reasonably be expected to have, a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement.

2.2.	Authority. Seller has all necessary legal power and authority to execute and deliver this Agreement and the Shareholder Rights Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by Seller of this Agreement and the Shareholder Rights Agreement, and the consummation by Seller of the transactions contemplated by this Agreement have been duly authorized by all necessary legal action on the part of Seller and no other proceedings are necessary to authorize this Agreement and the Shareholder Rights Agreement or to consummate the transactions contemplated by this Agreement. This Agreement and the Shareholder Rights Agreement have been duly executed and delivered by Seller and constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms subject, as to the enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.

2.3.	No Conflicts or Violation. The execution and delivery of this Agreement and the Shareholder Rights Agreement and the consummation of the transactions contemplated by this Agreement will not (i) violate (with or without the giving of notice or the lapse of time or both), conflict with, or result in any violation of or default under, any agreement, indenture or other instrument to which Seller or Zoi is a party or may be bound, (iii) any provision or restriction of any charter, bylaw, shareholders’ agreement, articles of organization, operating agreement, voting trust, proxy, or other similar agreement to which the Seller is a party or may be bound, (iii) violate any judgment, decree, order or award of any court, governmental body or other authority to which Seller or Zoi is subject or (iv) violate any statute, regulation, ordinance or code of any foreign, federal, state or local government or other governmental department or agency. Neither the execution and delivery by Seller or Zoi of this Agreement and the Shareholder Rights Agreement or any of the other agreements contemplated hereby, nor the consummation of the transactions contemplated by this Agreement, will result in the creation of any lien, claim, right, charge, encumbrance or security interest of any nature or type whatsoever with respect to any of the Purchased Shares.

2.4.	No Consents Required. No application, notice, order, registration, qualification, waiver, consent, approval or other action (collectively “Consent”) is required to be filed, given, obtained or taken by virtue of the execution, delivery and performance of this Agreement and the Shareholder Rights Agreement by Seller or the consummation of the transactions contemplated by this Agreement by Seller.

2.5.	Purchased Shares. The Purchased Shares have been duly authorized and validly issued, and are fully paid, nonassessable, and free of preemptive, subscription or other similar rights. Seller is the record and beneficial owner of the Purchased Shares, with good and marketable title thereto, free and clear of all liens, claims, charges, pledges, proxies, restrictions, preemptive or subscription rights, security interests, or any encumbrance whatsoever, and, except as provided in this Agreement, there are no outstanding purchase agreements, options, warrants or other rights of any kind whatsoever entitling any person to purchase an interest in any Purchased Shares or restricting the transfer of the Purchased Shares. The Company Common Stock is quoted for trading on the OTCQB.

2.6.	Required Filings and Consents. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity, except for applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, and the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the rules and regulations promulgated thereunder.

2.7.	Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Seller or Zoi, threatened against or affecting the Seller or Zoi that could reasonably be expected to have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement. As used in this Section 2 only, “the Seller’s or Zoi’s knowledge,” “knowledge of the Seller or Zoi” or similar expressions means the actual knowledge of Mike Zoi.

3.	Additional Representations of Zoi and the Seller Regarding the Company. Zoi and Seller, jointly and severally, hereby represent and warrant to Buyer as follows:

3.1.	Organization and Standing. Each of the Company and each of its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective incorporation, organization or formation. Each of the Company and each of its subsidiaries has full corporate power and authority and all necessary government approvals to own, lease and operate its respective properties and assets and to conduct its respective businesses as presently conducted. Each of the Company and each of its subsidiaries is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its respective business makes such qualification necessary, except that where any such failure has not had, or could not reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise), results of operations or prospects of the Company and its subsidiaries taken as a whole (a “Company Material Adverse Effect”).

3.2.	Capital Stock of the Company. As of the date hereof, the Company has an authorized capital stock consisting of 2,500,000,000 shares of common stock, $.001 par value, of which 747,647,446 shares are issued and outstanding, and 100,000,000 shares of preferred stock, $.001 par value, of which no shares are issued and outstanding. As of such date, 149,970,000 shares of the Company’s capital stock were reserved for issuance upon the exercise of outstanding stock options. All of the issued and outstanding shares of capital stock of the Company and of each of its subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, and are free of preemptive, subscription or other similar rights. The Company has 6,250,000 treasury shares. Except as set forth on Schedule 3.2 hereto, the Company owns all of the outstanding capital stock, membership interests, partnership interests or other equity interests in its subsidiaries. Except as set forth in Schedule 3.2 hereto, neither the Company nor any subsidiary of the Company has outstanding any subscriptions, options, warrants, or other rights to purchase, or securities or other obligations convertible into or exchangeable for, or contracts, commitments, agreements, arrangements, or understandings, to issue, any shares of its capital stock, membership interests, or other securities. Schedule 3.2 hereto sets forth the number of (i) warrants to purchase shares of the Company Common Stock and (ii) options to purchase and securities convertible into shares of the Company Common Stock.

3.3.	No Violation. The execution and delivery of this Agreement and the Shareholder Rights Agreement, and the consummation of the transactions contemplated by this Agreement, will not violate (with or without the giving of notice or the lapse of time or both), conflict with, or result in any violation of or default under (i) any provision or restriction of the certificate of incorporation or bylaws of the Company or the organizational documents of any of the Company’s subsidiaries, (ii) any agreement, indenture or other instrument to which the Company or any subsidiary is a party or may be bound, (ii) to the knowledge of the Seller or Zoi, any shareholders’ agreement, voting trust, proxy, or other similar agreement to which the Company or any of its subsidiaries is a party or may be bound. The execution and delivery of this Agreement and the Shareholder Rights Agreement, and the consummation of the transactions contemplated by this Agreement, will not (A) violate any judgment, decree, order or award of any court, governmental body or other authority to which the Company is subject or (B) violate any statute, regulation, ordinance or code of any foreign, federal, state or local government or other governmental department or agency.

3.4.	Legal Compliance. Each of the Company and its subsidiaries is in material compliance with, and the respective businesses of the Company and its subsidiaries are being conducted in compliance with, all applicable laws, orders and permits which are necessary to conduct the businesses now operated by them, and, neither the Company nor any of its subsidiaries has received written notice of any litigation alleging any failure to so comply, except in each case such as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The material permits under which the Company and its subsidiaries are operating or bound (i) constitute all material permits used or required in the conduct of the respective businesses of the Company and its subsidiaries as presently conducted and (ii) are in full force and effect, except in each case as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.5.	Material Contracts. Except as set forth in the Schedule 3.5, neither the Company nor any of its subsidiaries is in default, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default under, any material contract, agreement, instrument, commitment and other arrangement to which the Company or any subsidiary is a party or otherwise relating to or affecting any of their respective assets, including, without limitation, employment, severance or consulting agreements, loan, credit or security agreements, joint venture agreements and license and distribution agreements, except in each case such as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6.	Reports and Financial Statements.

(a)	Except as set forth in Schedule 3.6(a) hereto, the Company has filed with the Securities and Exchange Commission (the “SEC”) true and complete copies of all reports, schedules, forms, statements and any definitive proxy or information statements required to be filed by the Company pursuant to the Exchange Act since January 1, 2011 (the “SEC Filings”), each of which has complied in all material respects with the Exchange Act and the rules and regulations promulgated thereunder, as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent SEC Filing filed or furnished to the SEC by the Company and in either case, publicly available prior to the date hereof. None of the SEC Filings (including, any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent SEC Filing.

(b)	Except to the extent updated, amended, restated or corrected by a subsequent SEC Filing, all of the financial statements included in the SEC Filings, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Company Financial Statements”), have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, year-end audit adjustments which could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect). (i) The consolidated balance sheets (including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent SEC Filing) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries at the respective dates thereof, and (ii) the consolidated statements of operations, stockholders’ equity (in the audited financial statements of the Company) and cash flows (in each case, including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent SEC Filing) fairly present, in all material respects, the consolidated statements of operations, stockholders’ equity (in the audited financial statements of the Company) and cash flows of the Company and its consolidated subsidiaries for the periods indicated, subject, in the case of the unaudited statements, to normal, year-end audit adjustments which could not reasonably be expected to be material in the aggregate.

(c)	The Company has designed and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). However, as described in Item 9A of the Company’s Transition Report, as amended, on Form 10-KT/A for the period ended December 31, 2010, the Company’s management has identified material weaknesses in the Company’s internal control over financial reporting, which have not been fully remediated as of the date of this Agreement.

(d)	Subject to the disclosure set forth in the Company’s latest filed Form 10-Q with the SEC regarding the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act), the management of the Company has (i) implemented disclosure controls and procedures that comply in all material respects with the Exchange Act, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act), to the Company’s outside auditors and the board of directors of the Company (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Neither the Company nor any of its consolidated Subsidiaries has any liabilities or obligations of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, that are material to the Company and its consolidated Subsidiaries, taken as a whole, other than (i) liabilities or obligations disclosed or provided for in the consolidated financial statements of the Company and its consolidated subsidiaries as of June 30, 2011, including the notes thereto, contained in the SEC Filings, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since July 1, 2011, (iii) liabilities or obligations disclosed in SEC Filings since July 1, 2011, and (iv) other liabilities or obligations that were not, or could not reasonably be expected to be, material and adverse to the businesses of the Company and its consolidated Subsidiaries, taken as a whole.

3.7.	Broker’s Fees. Neither Zoi, the Seller nor the Company nor any of its officers or directors has retained or authorized any investment banker, broker, finder or other intermediary to act on behalf of Zoi, the Seller or the Company or incurred any liability for any banker’s, broker’s or finder’s fees or commissions in connection with the transactions contemplated by this Agreement.

3.8.	Litigation. Except as set forth on Schedule 3.8, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Seller or Zoi, threatened against or affecting the Company, the Company Common Stock or any of the Company’s officers or directors in their capacities as such, that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.9.	Bankruptcy. To the knowledge of the Seller or Zoi, neither the Company nor any of its subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Seller or Zoi have any knowledge or reason to believe that the Company’s creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.

3.10.	Actions in the Ordinary Course of Business. Except as disclosed in the SEC Filings and except for an aggregate of $100,785 which has been advanced to the Company by Zoi or one or more entities controlled by him to fund continuing operations of the Company, to knowledge of the Seller or Zoi, since January 1, 2011, neither the Company nor any of its subsidiaries (i) has taken any action or entered into any material transaction, other than contemplated hereby, outside the ordinary and usual course of business; (ii) has borrowed any money or become contingently liable for any obligation or liability of another outside the ordinary and usual course of business; (iii) has failed to pay any of its uncontested debts and obligations as they become due; (iv) has incurred any debt, liability, or obligation of any nature to any party, except for obligations arising from the purchase of goods or the rendition of services in the ordinary and usual course of business; (v) has failed to use its best efforts to preserve its business organization intact, to keep available the services of its employees and independent contractors, or to preserve its relationships with its customers, suppliers, and others with which it deals; (vi) has sold, transferred, leased, or encumbered any of its assets or properties outside the ordinary and usual course of business; (vii) has waived any material right, (viii) has written off any assets or properties; or (ix) has hired any employees or, other than decreasing in 2011 and then increasing later in 2011 the compensation of certain employees of the Company, increased the compensation of any employees outside the ordinary and usual course of business.

3.11.	No Prohibited Payments. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Seller and Zoi, any officer, director, employee, independent contractor, or agent, acting on behalf of the Company or any of its subsidiaries, has at any time (i) made any contributions to any candidate for political office in violation of law or failed to disclose fully any contributions to any candidate for political office in accordance with any applicable statute, rule, regulation, or ordinance requiring such disclosure, (ii) made any payment to any local, state, federal, or foreign governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or allowed by applicable law, (iii) made any payment outside the ordinary course of business to any purchasing or selling agent or person charged with similar duties of any entity to which the Company or any of its subsidiaries sells products or renders services or from which the Company or any of its subsidiaries buys products or services for the purpose of influencing such agent or person to buy products or services from or sell products or services to the Company or any of its subsidiaries, or (iv) engaged in any transaction, maintained any bank account, or used any corporate funds, except for transactions, bank accounts, and funds that have been and are reflected in the normally maintained books and records of the Company or any of its subsidiaries.

3.12.	Further Assurances. Seller and Zoi will take all lawful steps necessary to ensure that the Company complies with its obligations set forth in the Shareholder Rights Agreement.

4.	Representations of Buyer. Buyer hereby represents and warrants to Seller as follows:

4.1.	Organization and Standing; Authority. Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Buyer has all necessary power and authority to execute and deliver this Agreement and the Shareholder Rights Agreement and to perform the obligations to be performed by Buyer by this Agreement. The execution, delivery and performance of this Agreement and the Shareholder Rights Agreement by Buyer and the purchase of the Purchased Shares by the Buyer pursuant to this Agreement have been duly authorized. Each of this Agreement and the Shareholder Rights Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

4.2.	No Conflicts or Violation. None of the execution, delivery and performance of this Agreement and the Shareholder Rights Agreement, the consummation of the transactions contemplated by this Agreement or compliance by Buyer with any provisions hereof, will (i) violate (with or without the giving of notice or the lapse of time or both), conflict with, or result in any violation of or default under, any agreement, indenture or other instrument to which Buyer is a party or may be bound or violate any provision or restriction of any charter, bylaw, shareholders’ agreement, articles of organization, operating agreement, voting trust, proxy, or other similar agreement to which Buyer is a party or may be bound, (ii) violate any judgment, decree, order or award of any court, governmental body or other authority to which Buyer is subject or (iii) violate any statute, regulation, ordinance or code of any foreign, federal, state or local government or other governmental department or agency.

4.3.	No Consents Required. No consent is required to be filed, given, obtained or taken by virtue of the execution, delivery and performance of this Agreement and the Shareholder Rights Agreement by Buyer or the consummation of the transactions contemplated by this Agreement by Buyer.

4.4.	Securities Representations; Voluntary Transaction; Disclosure. Buyer is an accredited investor (as defined in Regulation D promulgated under the Securities Act) and has such knowledge and experience in financial and business matters to evaluate the merits and risks associated with an investment in Company Common Stock. Buyer is acquiring the shares of Company Common Stock for its own account for investment and not with a view to, or for the sale in connection with, any distribution of any of the Company Common Stock. Buyer acknowledges that Purchased Shares have not been registered under any federal or state securities laws. Buyer understands that the Purchased Shares are characterized as “restricted securities” under the federal securities laws inasmuch as they are acquired from Seller in a transaction not involving a public offering and that under such laws and applicable regulations, such securities may not be resold without registration under the Securities Act except in certain very limited circumstances where an exemption from such registration is available under federal and state securities laws. Buyer and its representatives have had reasonable access to the Company and the Business and information regarding the Company, the Business and the Company’s Assets and operations and have had an opportunity to ask questions of and receive answers from representatives of the Company and to perform all due diligence with respect to same that Buyer so required.

4.5.	Broker’s Fees. Neither Buyer nor any of its principals, officers or directors has retained or authorized any investment banker, broker, finder or other intermediary to act on behalf of Buyer or incurred any liability for any banker’s, broker’s or finder’s fees or commissions in connection with the transactions contemplated by this Agreement.

4.6.	Certain Representations. Neither Buyer nor, to Buyer’s actual knowledge, any of its affiliates, principals, directors, officers, employees or any persons acting on behalf of or controlled by them are (i) persons included in the Specially Designated Nationals and Blocked Persons Lists, as published from time to time by the U.S. Office of Foreign Assets Control (“OFAC”), or (ii) currently subject to any U.S. economic sanctions administered by OFAC. In addition, to Buyer’s knowledge neither Buyer nor any of its affiliates, principals, directors, officers, employees or any persons acting on behalf of or controlled by them are (A) persons with whom any party to this Agreement is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering laws or anti-terrorism laws, including the USA Patriot Act of 2001 and the Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)), (B) persons that are covered by or subject to (or is resident, organized or otherwise located in any country that is covered by or subject to) sanctions under the International Emergency Economic Powers Act, the Trading with the Enemy Act or any other applicable laws imposing economic sanctions against or prohibiting transacting business with, for or on behalf of any country, region or individual pursuant to United States law or United Nations resolution, or (C) that is named on any applicable list of known suspected terrorists, terrorist organizations or of other sanctioned persons issued by any governmental authority of any jurisdiction in which any party to this Agreement has conducted or is conducting business.

5.	Indemnification.

5.1.	Indemnification.

(a)	Indemnification by Seller and Zoi. Seller and Zoi agree to jointly and severally indemnify the Buyer, its affiliates and the officers, directors, employees, agents, advisers and representatives of each such persons (each a “Buyer Indemnified Party”) and hold Buyer Indemnified Parties harmless from and against any and all damages, costs (including reasonable attorneys fees), expenses, losses, claims, demands, liabilities and/or obligations including, without limitation, reasonable fees and disbursements of counsel (hereinafter referred to, collectively, as “Damages”), arising out of, relating to, resulting from, or sustained or incurred by reason of the breach of any of the obligations, covenants, agreements, representations or warranties made by the Seller or Zoi in this Agreement, in each case without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, or any claim, suit, action or proceeding by any securityholder or stockholder of the Company (including any suit on behalf of or in the name of the Company) in their capacity as securityholder or stockholder , in connection with the sale of the Purchased Shares or the other transactions contemplated by this Agreement.

(b)	Indemnification by Buyer. Buyer agrees to indemnify the Seller, Zoi and their respective affiliates and the officers, directors, employees, agents, advisers and representatives of each such persons (each a “Seller Indemnified Party”) and hold Seller Indemnified Parties harmless from and against any and all Damages arising out of, relating to, resulting from, or sustained or incurred by reason of the breach of any of the representations or warranties made by the Buyer in this Agreement.

5.2.	Direct Claims. In any case in which a Buyer Indemnified Party or a Seller Indemnified Party, as the case may be (such party, an “Indemnified Party”), seeks indemnification under Section 5.1 which is not subject to Section 5.3 because no Third Party Claim (as defined below) is involved, the Indemnified Party shall promptly notify the appropriate indemnifying party set forth in Section 5.1(a) or (b), as applicable (such party, an “Indemnifying Party”) in writing of any amounts which such Indemnified Party claims are subject to indemnification under the terms of this Section 5. The failure of the Indemnified Party to exercise promptness in such notification shall not amount to a waiver of such claim, except to the extent the resulting delay materially prejudices the position of the Indemnified Party with respect to such claim.

5.3.	Third Party Claims. An Indemnified Party shall give written notice to any Indemnifying Party within ten (10) days after it has actual knowledge of commencement or assertion of any action, proceeding, demand, or claim by a third party (a “Third Party Claim”) in respect of which such Indemnified Party may seek indemnification under Section 5.1. Such notice shall state the nature and basis of such Third Party Claim and the events and the amounts thereof to the extent known. Any failure to notify an Indemnifying Party shall not relieve such Indemnifying Party from any liability that it may have to such Indemnified Party under this Section 5, except to the extent the failure to give such notice materially and adversely prejudices such Indemnifying Party.

5.4.	Indemnification Procedures. In case any such action, proceeding or claim is brought against an Indemnified Party, so long as it has acknowledged in writing to the Indemnified Party that it is liable to the Indemnified Party for such Third Party Claim pursuant to this Section, the Indemnifying Party shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party a conflict of interests between it and the Indemnifying Party may exist in respect of such Third Party Claim or such Third Party Claim entails a material risk of criminal penalties or civil fines or non-monetary sanctions being imposed on the Indemnified Party (collectively, a “Third Party Penalty Claim”), to assume the defense thereof, with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, and after notice from the Indemnifying Party to the Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation or defending such portion of such Third Party Penalty Claim. In any event, unless and until the Indemnifying Party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnifying Party shall be liable for the Indemnified Party’s reasonable costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding. The Indemnified Party shall cooperate fully with the Indemnifying Party in connection with any negotiation or defense of any such action or claim by the Indemnifying Party. The Indemnifying Party shall keep the Indemnified Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. The Indemnifying Party shall not, without the Indemnified Party’s prior written consent, settle or compromise any claim or consent to entry of judgment in respect thereof that imposes any criminal liability or civil fine or sanction or equitable remedy on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party, a full and unconditional release from all liability in respect of such claim.

5.5.	Payment. In the event that any Indemnified Party shall incur any amounts in respect of which indemnity may be sought pursuant to this Section 5, the Indemnified Party shall give written notice to the Indemnifying Party of the amount and nature of such indemnification claim. The Indemnifying Party shall, within ten (10) business days, pay to the Indemnified Party the amounts so specified, unless the Indemnifying Party disputes such amount within such ten-day period, in which case payment shall be made within ten days of resolution of such dispute in favor of the Indemnified Party (but no later than ten (10) business days after any judgment in favor of the Indemnified Party rendered with respect to such dispute).

5.6.	Survival; Limitations on Indemnification; Remedies Exclusive. The provisions of this Section 5 shall survive the transfer of the Purchased Shares. The covenants, obligations, representations and warranties of the parties hereto contained in this Agreement will survive the transfer of the Purchased Shares until twenty-four (24) months after such transfer. In determining the amount of any indemnity, there shall be taken into account any insurance proceeds or other similar recovery or offset actually realized and received by the Indemnified Party. The remedies provided for in this Section 5 shall constitute the exclusive remedy for any claims made under this Agreement.

6.	Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, understandings, agreements, arrangements and understandings, both oral and written, among the parties hereto with respect to such subject matter. This Agreement may not be amended or modified in any respect, except by the written agreement of the parties hereto.

7.	No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm, corporation, partnership, association or other entity, other than the parties hereto and their respective successors and assigns, the Buyer Indemnified Parties and the Seller Indemnified Parties, any rights or remedies under or by reason of this Agreement.

8.	Counterparts. This Agreement may be executed in any number of counterparts by facsimile and by the separate parties hereto in separate counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

9.	Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns. None of the parties hereto shall assign any of his or its rights or obligations hereunder except with the express written consent of the other parties hereto.

10.	Applicable Law. This Agreement shall be governed by, and shall be construed, interpreted and enforced in accordance with the laws of the State of Florida without regard to its choice of law provisions that would require the application of the law of another jurisdiction. In the event of a dispute arising out of or relating to this Agreement, the prevailing party shall be reimbursed by the non-prevailing party for the prevailing party’s reasonable legal fees in connection with such dispute.

11.	Jurisdiction/Venue. Any action or proceeding brought to enforce, challenge or construe the terms or making of this Agreement, and any claims arising out of or related to this Agreement, shall be exclusively brought and litigated exclusively in a state or federal court having subject matter jurisdiction and located in Broward County, Florida. For the purpose of any action or proceeding instituted with respect to any claim arising out of or related to this Agreement, each party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts having subject matter jurisdiction and located in Broward County, Florida. Each party hereby irrevocably waives any objection or defense which it may now or hereafter have of improper venue, forum non conveniens, or lack of personal jurisdiction. Each party further irrevocably consents to the service of process out of such courts by the mailing of a copy thereof, by registered mail, postage prepaid, to the party and agrees that such service, to the fullest extent permitted by applicable laws, (i) shall be deemed in every respect effective service of process upon it in any suit, action or proceeding arising out of or related to this Agreement and (ii) shall be taken and held to be valid personal service upon and personal delivery to it. Nothing herein contained shall affect the right of each party to serve process in any other manner permitted by applicable laws.

12.	Waiver of Jury Trial. EACH OF SELLER, ZOI AND BUYER HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER PARTY WITH RESPECT TO ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

13.	U.S. Dollar Denominated. Except where specifically provided otherwise, all transactions herein shall be in U.S. Dollars.

14.	Notices. All notices, requests, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered by verifiable facsimile transmission, unless such delivery is made on a day that is not a business day, in which case such delivery will be deemed to be made on the next succeeding business day or (ii) on the next business day after timely delivery to a reputable overnight courier, to the parties at the addresses set forth on the signature page hereto.

15.	Further Assurances. Each of the parties hereto covenants and agrees to do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, any and all such further acts, instruments, papers and documents as may be necessary or reasonably requested by any other party to carry out and effectuate the intent and purposes of this Agreement.

16.	Acknowledgment. It is expressly understood and agreed that “the transactions contemplated by this Agreement” do not include or refer to any transaction contemplated by the Shareholder Rights Agreement.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

BUYER: MARK GLOBAL CORPORATION
/s/ Nurlan Abduov
Nurlan Abduov, Director

Address: c/o Trident Trust Company (BVI) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

With a copy to: Greenberg Traurig, LLP 200 Park Avenue Florham Park, NJ 07932 Attention: Robert I. Wexler, Esquire Telephone: (973) 443-3565 Facsimile: (973) 301-8410

SELLER:

TGR CAPITAL, LLC

By: ENERFUND, LLC, its sole Member

By:/s/ Mike Zoi
Mike Zoi, Managing Member Address: 1450 S. Miami Ave. Miami, FL 33130 Attention: CFO Facsimile: (305) 358-7876

/s/ Mike Zoi
MIKE ZOI

EXHIBIT A

Wire Instruction

[Intentionally omitted]

EXHIBIT 1

Shareholder Rights Agreement

*** See Exhibit 99.5 to the Schedule 13D, which is hereby incorporated by reference.

Schedule 3.2

1.	Ownership of Subsidiaries.

Except as set forth on the Company’s Organizational Chart as of 10/24/11 below, all subsidiaries of Net Element, Inc. are wholly-owned by Net Element, Inc.

Notes to the Chart:

Music1, LLC owns 97% of the membership interests in A&R Music Live, LLC, a Georgia limited liability company. The remaining 3% of the membership interests in A&R Music Live, LLC is owned by Stephen Strother, the founder and president of A&R Music Live, LLC.

Motorsport, LLC purchased the remaining 20% of the outstanding common stock of Motorsport.com, Inc. and now owns 100% of the outstanding common stock of Motorsport.com, Inc.

The Company owns a 70% interest in LegalGuru LLC, a Florida limited liability company, and Curtis Wolfe owns a 30% interest in LegalGuru LLC.

As of February 22, 2012, the Company has advanced an aggregate of $196,557 to Stratuscore, Inc., a State of Washington corporation. As consideration for amounts advanced to Stratuscore, Inc., Stratuscore, Inc. has agreed to issue the Company a convertible promissory note convertible into equity in Stratuscore, Inc.

2.	Issued and outstanding warrants, options, etc.:

See attached Capitalization Chart.

Stock Ownership Breakdown	February 15, 2012

Name	Basic	Shares	Warrants	Options & Convertible Notes	Total		Fully Diluted
Mike Zoi	87.6%	655,144,503	214,545,455	32,727,273	902,417,230	Mike Zoi	89.3%
Dmitiry Kozko	3.3%	24,950,000	—	250,121	25,200,121	Dmitiry Kozko	2.5%
Richard Lappenbusch	0.8%	6,100,000	—	434,943	6,534,943	Richard Lappenbusch	0.6%
Curtis Wolfe	0.1%	1,000,000	—	3,288,928	4,288,928	Curtis Wolfe	0.4%
Jonathan New	0.1%	475,100	—	2,278,084	2,753,184	Jonathan New	0.3%
Felix Vilus	0.2%	1,466,667	2,000,000	—	3,466,667	Felix Vilus	0.3%
Yapik Conversion Option	0.0%	—	—	1,500,000	1,500,000	Yapik Conversion	0.1%
All Others	8.0%	60,004,843	—	4,788,274	64,793,117	All Others	6.4%

Total	100.0%	747,674,446	216,545,455	45,267,623	1,010,954,190		100.0%

	OPTIONS & CONV NOTE	WARRANTS	TOTAL
Option and Warrant Summary:
2004 Plan Options	5,071,500	—	5,071,500
2011 Plan Options	2,968,850	—	2,968,850
C. Wolfe Option from Guru Investment	3,000,000	—	3,000,000
TGR Warrants from Sub-Agreement	—	100,000,000	100,000,000
Enerfund Warrants Sub Agreement	—	100,000,000	100,000,000
Enerfund Warrants $3.6M Notes	32,727,273		32,727,273
Enerfund Warrants on $1.6M Note (if converted)	—	14,545,455	14,545,455
Felix Warrants		2,000,000	2,000,000
Yapik Conversion Option	1,500,000	—	1,500,000

	45,267,623	216,545,455	261,813,077

PIES

Shares owned by TGR Capital, LLC

Acct #	Former Acct Name	Shares	TGR Energy Certificate #	Warrants	%	Strike Price
177	Spinex	62,995,000	1016, 1017, 1018 & 1019
177	Splinex	102,875,000	1014
24	BZINFIN BVI	4,000,000	must buy bond to reissue
27	Clay Real Estate	4,000,000	must buy bond to reissue
45	Ener1 Group	3,162,334	1013
87	Ketevan Kezua	2,000,000	1013
88	Galina Hartchenko	3,000,000	Needs medallion by Galina
111	Alexander Malovik	16,000,000	1028
130	Elena Novak	1,000,000	Needs Medallion by Elena
204	Sabina Zoidze	2,000,000	1013

		201,032,334
177	TGR Capital	1,000,000	1027
78	Itochu Corp	231,415	1013

177	TGR Energy, LLC	5,157,600	1030	2,578,800		$0.05
177	TGR Energy, LLC	66,870,485	1029	33,434,743		$0.05
177	TGR Energy, LLC	10,697,250	1034	5,348,625		$0.05
177	TGR Energy, LLC	4,077,700	1043	2,038,850		$0.05
177	TGR Energy, LLC	5,395,600	1042	2,697,800		$0.05
177	TGR Energy, LLC	6,713,215	1045	3,357,107		$0.05
177	TGR Energy, LLC	10,037,315	1051	5,019,157		$0.05
177	TGR Energy, LLC	2,240,450	1052	1,120,225		$0.05
178	TGR Energy, LLC	88,810,385	1060	44,404,693

		200,000,000

	TOTAL OWNED by TGR Capital	402,263,749	STOCK	100,000,000		WARRANTS

Shares owned by Enerfund, LLC
	Enerfund	111,000,000	1061	100,000,000		$0.05
		66,875,000
Shares owned by Mike Zoi
	Mike Zoi	5,754	1031	—

Shares owned by MZ Capital, LLC (FL)		29,062,500	1053	—

Shares owned by MZ Capital, LLC (DE)		45,937,500	1067 Cert is missing	—

				200,000,000		Total warrants beneficially owned by Mike Zoi

	TOTAL SHARES BENEFICIALLY OWNED BY MIKE ZOI	655,144,503		855,144,503	90.8%	Total Stock and Warrants Beneficially Owned

	TOTAL NETE OUTSTANDING at 12/31/11	742,341,113	TOTY STOCK	941,444,363		Total TOTY Stock and Warrants Outstanding (does not include employee stock options)

		88.4%	% of Stock Mike owns beneficially (no warrants included)

	number of shares	number of shares
TGR per Reconciliation		402,263,749
Adjustments:
BZINFIN and Clay	8,000,000		Lost cert
Galina and Elena Novak	4,000,000		Wont go to bank
Shares in Mikes name	9,473,300		Mistake to be corrected
Sub-Total		21,473,300

Adjusted Total		380,790,449
Total per Transfer Agent Report		380,790,449

Proof		—

NETE Investment Summary at December 31, 2011

Source of Funds	Amount	Comment
Splinex Equity Contributions	$2,000,000
Debt converted to Equity	4,091,394	Not including 500k for restructuring (pushed down to TGR Capital)

Splinex Investment	$6,091,394

			Convertible Feature:
$1.6M Loan from Enerfund	1,600,000	If converted, 14,545,455 warrants are issued	14,545,455	Shares @ $	0.11/share
$2M Loan from Enerfund	2,000,000		18,181,818	Shares @ $	0.11/share
ZOI Equity	6,000,000	subscription agreements with TGR Capital and Enerfund

Zoi Investment	$8,000,000
Debt and Equity Investment in Openfilm by Zoi prior to 12/2010	$2,844,824

Total Investment to Date	$16,936,218

Net Element, Inc Stock Options to Employees

Option Life in Years		7	10	5	5	5	5	5	5	5
Strike Price		$0.25	$0.10	$0.06	$0.37	$0.15	$0.15	$0.21	$0.60	$0.20
First	Last	08/13/08	03/31/11	07/31/11	08/31/11	09/30/11	10/31/11	11/30/11	12/31/11	02/14/12	TOTAL	TOTAL
Name	Name	# of Options	# of Options	# of Options	# of Options	# of Options	# of Options	# of Options	# of Options	# of Options	# of Options	# of Shares
Jon	New	1,000,000	94,000	58,333	6,306	46,667	46,667	22,222	3,889	1,000,000	2,278,084	475,100
Ivan	Onuchin	—	376,000	50,000	5,405	26,667	26,667	14,286	3,333	250,000	752,358	100
Brenda	Nieborsky	—	376,000	19,375	2,095	19,806	19,806	11,438	3,056		451,576	100
Richard	Lappenbusch	—	—	125,000	13,514	100,000	100,000	71,429	25,000		434,943	6,100,000
Regan	Morgan	—	376,000	—	2,027	5,000	5,000	3,571	—	—	391,598	—
Peter	Burg	—	117,500	29,063	3,142	29,708	29,708	5,536	1,938	300,000	516,595	100
Curtis	Wolfe	100,000	94,000	50,000	5,405	13,333	13,333	9,524	3,333		288,928	1,000,000
Dmitry	Kozko	—	94,000	50,000	5,406	40,000	40,000	19,048	1,667		250,121	24,950,100
Steve	Strother	—	141,000	—	—	—	—	—			141,000	100
Robert	Lyon	—	117,500	8,333	901	2,222	2,222	794		50,000	181,972	100
Philipp	Tur	—	47,000	6,250	676	5,417	5,417	2,530	417		67,707	100
Sergey	Kaplan	—	14,100	18,750	2,027	5,000	5,000	3,571	1,250		49,698	1,045
Christoph	Guenther						33,334	2,222			35,556
Sabina	Zoidze	—	—	7,500	811	6,500	6,500	4,643	1,625	—	27,579	—

		1,100,000	1,847,100	422,604	47,715	300,320	333,654	170,814	45,508	1,600,000	5,867,715	32,526,845

PLAN		2004 Plan	2004 Plan	2011 Plan	2011 Plan	2011 Plan	2011 Plan	2011 Plan	2011 Plan	2011 Plan

Schedule 3.5

Contracts

Even though listed on this schedule, the Company does not consider any of these items material:

1.	David Reitman Consulting, Inc. for Net Element, 3dn.net project—Completed consulting engineering work for 3DN.net project a 3D optimized CDN for the Russian and Eastern European market. Project was tabled pending additional investors. Final invoice of $10,050 was presented to the Company on 7/13. The Company agreed to pay 50% up front and 50% within 2 months. The Company paid the first half on 7/14 and has not paid the remainder.

2.	DLA Piper for Net Element, 3dn.net project – Legal services related to commercial contract negotiation with Beijing Blue IT a.k.a. China Cache. Retainer of $25,000 was provided on 5/20. First billing on 7/18 was over agreed amounts and entire budget and all project work was stopped and the bill was disputed. Negotiations pending DLA proof of documented work by party and what the total is to be paid. Intention is to pay, as soon as accurate billing is provided within original agreed upon budget of $45,000.

3.	NueMeta – Music1 LLC – Contracted a consulting company to design and build a system that would allow Music1.com to ingest, offer, and publish music catalogs complying with industry standards specifically DDEX IP licensed patents. Total contract was $150,000 and the Company paid the initial upfront payment of $30,000 on 5/20. Shortly after starting on 6/1, the Company asked NueMeta to pause their work until further notice and hold all assets as collateral. The Company’s request was denied and NueMeta requested entire contract cost to be paid in full. This dispute has been settled.

4.	Digital Data Exchange LLC – Music1 LLC – Licensed patent pool of IP for $1,000 and pre-paid 1 yr. of membership dues for XML-based music standard patents on 3/31. This IP license was required to implement the NueMeta-based solution #3 above. $1,000 is currently unpaid.

5.	Regus – A&R Music Live, LLC – office space rented in Atlanta for ARlive project on 4/11 for $7,300, a deposit of two months rent. During company-wide expense reductions, the Company decided to terminate the lease and return the office space. Regus refused to prorate and claims the entire lease period of one year. The Company issued a termination letter and returned its keys, parking and security access cards, June 9, 2011 and moved out on June 8, 2011. The Company’s termination letter provided that the termination is effective, June 10. The Company’s position is that the Company paid a prorated share of the lease in advance.

6.	Pensara LLC – Music1 LLC. Pensara was contracted for program management services per contract of 3/31 for Music1 Product Plan documentation. Total contract was for 200 hrs. at $90/hr. Contract completed 6/1. Pensara overbilled by $1,395 without prior approval. Paid $8,730 to date. Pensara filed a lawsuit in Miami claiming that approximately $10,000 is due to Pensara. This dispute has been settled.

7.	Compuware d.b.a. Gomez. – Net Element – hired firm to perform Internet test and measurement services on 5/27 for $15,552 for one year of monitoring credits. Notified them of cancelation 8/30. Live monitoring of all 15 sites in NETE portfolio. Unpaid.

8.	RightHIRE Staffing Solutions – Net Element – hired professional placement agency for recruiting of CRO. CRO hired @ 200,000 with 15% placement fee for $30,000. Paid $5,000 on 6/22.

9.	Munger, Tolles & Olson LLP – Openfilm LLC – hired legal representation to resolve employment dispute. Invoiced $7,150 on 6/15. Unpaid.

10.	The Pancake Movement LLC – Spark Lab LLC – hired web site design, social media strategy, and branding firm on 3/11 to create website design for spark lab project for $25,000 of which they were paid half upfront. The remaining $12,500 was to be paid on final delivery. Project was partially completed @ 75% when the contract was cancelled. The Pancake Movement LLC is seeking $7,500 for the incomplete work to deliver artwork as is. Work delivery and settlement amount of is in dispute. Unpaid on remainder of contract.

Schedule 3.6(a)

SEC Filings

1. The Form 8-K filed by the Company on February 22, 2011 was filed late. That Form 8-K reported the appointment on February 15, 2011 of Richard Lappenbusch as President and Chief Operating Officer of the Company.

2. The Form 8-K filed by the Company on January 18, 2012 was filed late. That Form 8-K reported the increase in compensation of certain executive officers of the Company effective as of November 16, 2011. As reported in a Form 8-K filed by the Company on August 19, 2011, the compensation of those executive officers was previously reduced on August 15, 2011.

3. The Company did not file a Form 8-K reporting under Items 1.01 and 3.02 thereof the entry into a subscription agreement on December 31, 2010 pursuant to which it sold 200,000,000 shares of Common Stock and warrants to purchase up to 100,000,000 shares of Common Stock to Enerfund, LLC, a company controlled by Mike Zoi.

4. The Company did not file a Form 8-K reporting under Item 5.07 thereof the approval by a majority-in-interest of the Company’s stockholders by written consent dated February 1, 2011 of an amendment to the Company’s Certificate of Incorporation to increase the authorized number of shares of Common Stock to 2,500,000,000.

5. The Company did not file a Form 8-K reporting under Items 1.01 and 2.03 thereof the entry into a joint venture arrangement on March 29, 2011 with one of the Company’s directors, Curtis Wolfe, to develop a website intended to allow legal professionals to market their services using the Company’s technologies.

6. The Company has not yet filed a Form 8-K reporting under Items 1.01 and 2.03 thereof the entry into an amendment dated November 16, 2011 to the lease agreement for its principal executive office. The Company also has not yet filed that amendment or its original lease agreement dated October 8, 2010 for its principal executive office as exhibits to its periodic reports.

7. The Company did not file a preliminary information statement in connection with the stockholder approval described in 4 above. The definitive information statement relating to that action was filed on February 4, 2011.

Schedule 3.8

Claims

1.	See disclosures set forth on Schedule 3.5 which are incorporated by this reference to this Schedule 3.8. Even though listed on this schedule, the Company does not consider any of these items material.

2.	The Company was levied approximately $53,488.79 in penalties for late filing of IRS Form 5471 for the tax years of the Company ending March 31, 2007, March 31, 2008 and March 31, 2009. The company has requested an abatement of such late filing fees due to reasonable cause.